AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

April 24, 2012

John Reynolds

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Amerilithium Corp.

Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-179520

Mr. Reynolds:

By letter dated March 12, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Amerilithium Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, filed on February 14, 2012 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.

Please update your financial statements for the year ended December 31, 2011, in accordance with Item 8-08 of Regulation S-K.

RESPONSE: We have updated the financial statements for the year ended December 31, 2011, in accordance with Item 8-08 of Regulation S-K.

Selling Security Holders, page 18

2.

Please footnote your table on page 20 to state, if true, that the shares owned by TCA prior to the offering are shares paid as a facility fee required by your agreement with TCA.

RESPONSE: We have included a footnote in the selling security holder’s table clarifying that the shares issued to TCA Global Credit Master Fund, LP (“TCA”) were the facility fee shares issued pursuant to the terms of the committed equity facility agreement (the “Equity Agreement”).

Plan of Distribution, page 20

3.

Please revise the disclosure in this section to describe any short selling or any other hedging activities that TCA may engage in or has engaged in with regard to the your securities.

RESPONSE: During the commitment period of the Equity Agreement, TCA is not permitted to engage in any short-selling of the Company’s common stock.  TCA has represented that neither TCA nor its affiliates has previously maintained an open short position of the Company’s common stock.  We have revised the disclosure accordingly.

4.

If TCA intends on or may engage in short selling activities, including selling during the pricing period, then add risk factor disclosure with a discussion of the effects short selling may have on the company’s market price.  We note the statement in the “Committed Equity Facility Agreement” that “the investor may sell Shares that it is unconditionally obligated to purchase under such Advance Notice prior to taking possession of such Shares.”

RESPONSE: TCA may not (and does not intend to) engage in any short-selling activities.  TCA’s contractual ability to sell shares prior to taking possession of such shares has been agreed upon in consideration of the time it takes for stock transfers to clear.  TCA is still unconditionally obligated to purchase such shares and, as stated, may not engage in any shorting activities.

5.

We note your statement on page 20 that your selling security holder and its “successors-in-interest” may, from time to time, sell any or all of their shares of your common stock on any stock exchange, etc. We do not understand your use of the term, successor-in-interest, given that your equity facility agreement appears to prohibit TCA from assigning its interest in your securities. Please revise this section for consistency with your equity facility agreement and provide a statement that your selling security holder’s rights and obligations under the equity facility agreement are not transferable.

RESPONSE: We have revised the language to conform with the terms of the Equity Agreement.  Further, we have added a statement that the TCA’s rights and obligations under the Equity Agreement are non-transferable.

Further, the Company acknowledges that:

(1)

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium Corp.